Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On February 25, 2011, Gary C. Kelly, Chairman, President, and Chief Executive Officer of Southwest Airlines Co. (“Southwest”), testified before the U.S. Senate Committee on the Judiciary Subcommittee on Antitrust, Competition Policy & Consumer Protection. A transcript of Mr. Kelly’s prepared remarks is included below.

Testimony of Gary C. Kelly

Chairman, President & CEO of Southwest Airlines

Before the Subcommittee on Antitrust,

Competition Policy & Consumer Protection

Committee on the Judiciary

United States Senate

February 25, 2011

Chairman Kohl:

I.	Introduction

On behalf of Southwest Airlines, thank you for holding today’s hearing and inviting me, along with Bob Fornaro, to Milwaukee. During our relatively brief time here, Milwaukee has welcomed Southwest into your community, provided access to a solid Customer base, and given us an efficient, well-managed airport facility. We are grateful for the professional hospitality that has been extended by Barry Bateman and his team.

Southwest began serving Milwaukee in November 2009. After 15 months, we’re just getting started at General Mitchell with twelve (12) daily nonstop departures to six (6) cities. We entered the Milwaukee market because of the opportunity to extend our low-fare brand and fill a void in our route map. While Chicago’s Midway Airport is one of our largest and best performing airports, Milwaukee is a unique and vibrant market in its own right as well as a convenient alternative to Chicago’s O’Hare Airport for Northern Illinois travelers.

Southwest sees our acquisition of AirTran Airways as a platform for new growth to cities and markets across the country that lack convenient low-fare air service. Through our proposed acquisition of AirTran, we look forward to providing our Milwaukee-area Customers with access to an even stronger and larger nationwide low-fare, low-cost carrier network.

II.	Why Now?

During the past 10 years, which will be known as a “lost decade” for the airline industry – fewer passengers, fewer flights, fewer airplanes, and fewer aviation jobs – Southwest survived it without bankruptcy, without furloughs, without pay cuts, without diminishing the Customer experience, and without abandoning our communities. In 2010, Southwest Airlines celebrated our 38th year of consecutive profitability and profit sharing with our job secure People.

Yet, due to the challenging economic conditions which continue to face our country and our industry – including high energy prices – Southwest has not been in a position to add to our fleet or greatly expand our route map. The acquisition will change that position. Provided that our economy continues to recover and fuel prices do not escalate to prohibitive levels, we see bright skies ahead for our combined Company and the communities we serve.

It’s the potential for future growth at Milwaukee and across the country that sets this airline acquisition apart from other recent mergers in the industry. We do not want to simply combine these two great low-cost carriers and we certainly are not looking to “consolidate” or shrink. This combination is all about creating a larger and stronger low cost airline that will spread low fares farther.

Southwest continues to work closely with the U.S. Department of Justice, the Department of Transportation and various state Attorneys General on the review of our proposed acquisition. We hope that this collaborative process will be completed in the second quarter of 2011.

III.	A Great Fit

Because of our history and plans for future growth, AirTran is an excellent fit. Providing the traveling public with low fares and great Customer Service has been Southwest’s mission for 40 years. It’s who we are and it’s in our DNA. Combined with our strong Culture, we are well known as a company that cares for our People, our Customers and our Communities. AirTran also has a strong reputation based on the same values.

Both companies are committed to supporting, and encouraging our Employees to volunteer in the communities where we live and work.

Both companies are low-cost, low-fare carriers with an emphasis on outstanding Customer Service, and a history of pursuing growth opportunities and providing strong, low-fare competition to the Legacy airlines. We plan to continue this winning tradition.

IV.	Potential for Growth

The benefits of Southwest’s planned acquisition of AirTran can be summed up in one word: Growth. This transaction creates a host of exciting and unique growth opportunities that otherwise would not occur for our Customers, our Communities, our Employees, and our Company.

1.	Growth is possible due to the joining of two low-cost, low-fare airlines that have very little route overlap. Expanding Southwest’s low-fare service to additional domestic markets will generate hundreds-of-millions in annual savings to Consumers as well as increased economic activity in the markets we serve. The U.S. Department of Transportation calls this the “Southwest Effect.”

2.	The Southwest Effect has been demonstrated in Milwaukee. When Southwest began Milwaukee service in November 2009, we were able to provide new competition on routes that AirTran didn’t serve. Let’s look at Milwaukee service to Kansas City, for example. Before Southwest, the average one-way fare to Kansas City was $148 one-way. A year later, that average fare is roughly $90. We’ve also seen more than a doubling of passenger volumes on that route – a classic example of the Southwest Effect. Even on a one-stop basis, we’ve seen lower prices and more passengers from Milwaukee to such places as Nashville and Oakland. With the creation of new itineraries as a result of joining AirTran’s network with our own, we expect to see the Southwest Effect on city-pair combinations throughout the United States.

3.	Growth offers our Customers more low-fare destinations and stronger low-fare competition as we extend our network and diversify into new markets – large and small; domestic and international. Acquiring AirTran will add 39 new destinations to Southwest’s route network, which will allow us to offer the communities we currently serve with a multitude of additional nonstop, one-stop and connecting travel options.

4.	Growth means expanded service offerings to cities we already serve; cities which are all located in vibrant regions where competition is strong and airport capacity is available for our carrier and other carriers to grow.

5.	Growth due to the merger will also lead to better service at many smaller communities currently served by AirTran. Through our planned acquisition, we see opportunities to use AirTran’s equipment – its Boeing 717 fleet – and operating practices to expand our combined network by adding several new small and midsized markets. Many of these communities have high average fares as compared to other cities on Southwest’s system. We look forward to bringing more passengers to these communities.

6.

The merger also creates the potential for exciting growth in key near-international leisure markets in the Caribbean and Mexico. Even after the acquisition was announced, AirTran continues to expand internationally. We see an opportunity to fly to more near-international destinations in the foreseeable future.

7.	Growth means more job security and better careers for our combined Employee groups. Southwest is the most unionized airline in the U.S. and offers, on average, the highest Employee wages and benefits in the industry, as well as a history of working cooperatively with all of our Employee groups. Both Southwest and AirTran Employees will benefit from the financial synergies generated by the greater strength of the merged companies.

8.	Growth means more aircraft orders. Just recently, Southwest announced it was ordering twenty (20) 737-800 Boeing aircraft, which are capable of carrying more passengers and flying longer distances than our existing fleet, in place of existing orders for lower-capacity 737-700 aircraft.

9.	Finally, the acquisition has the potential to boost profits and financial returns on capital, which are essential for Southwest to invest in growing our fleet, expanding our network, and providing more opportunities for Employees and Customers. In short, this acquisition will provide a platform for growth of low-fare competition across the country that otherwise would not occur.

V.	Potential Barrier to Growth

The biggest impediment to growth in the airline industry is the high cost of jet fuel. Fuel prices are not affected solely by the price of crude oil. The oft-cited benchmark for crude oil in the U.S. is known as “West Texas Intermediate” or “WTI”. However, the effective price of crude is currently understated for businesses like airlines, which participate in global energy markets. The world price of crude is more closely tied to a different benchmark: “Brent” or North Sea crude. As of February 22, 2011, WTI was approximately $95/barrel, while Brent was over $106/barrel, huge run-ups in price over a very short period of time. If high crude prices weren’t alarming enough, what we actually pay today for refined jet fuel “at the pump” has risen precipitously—even faster than the rate of crude.

High jet fuel prices do not diminish the importance of this merger. To the contrary, they render it absolutely imperative. The economies of scale and the revenue synergies presented by this merger are a “hedge” against higher fuel prices. Southwest is the industry leader in hedging fuel through the derivatives market. But as we learned in 2008 when oil prices reached $147, but then plummeted to $33 in a matter of weeks, derivatives are not a perfect hedge. They are but one tool. High fuel prices have stymied growth in the airline industry and will continue to do so for the foreseeable future. The AirTran acquisition is a strategic hedge to enable a resumption of growth by Southwest. Absent the merger, both carriers will be constrained and even hard-pressed to maintain current capacity levels. This transaction is the single best initiative we have to preserve jobs and maintain service to communities. It gives us the best chance to grow jobs and add new service to our communities.

VI.	Conclusion

Growth is important to the future for our People, our Customers, our Communities, and our Shareholders. Southwest was determined to find a way to grow once again. With AirTran, we think we have. The combination of Southwest and AirTran creates that rare event when the whole truly is greater than the sum of the parts. That means more competition, better quality of service, happier Employees, and lower fares.

Thank you for your consideration.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest has filed, and the Securities and Exchange Commission (the “SEC”) has declared effective, a registration statement on Form S-4 that includes a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, as such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov/. Copies of the documents filed with the SEC by Southwest are available free of charge on Southwest’s website at http://www.southwest.com/ under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran are available free of charge on AirTran’s website at http://www.airtran.com/ under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5188.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Specific forward-looking statements include, without limitation, statements regarding Southwest’s plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on (i) Southwest’s growth opportunities; (ii) its Customer experience, offerings, and benefits; (iii) its future operations, including fleet plans; (iv) employee matters; and (v) its financial outlook. These forward-looking statements are based on Southwest’s current intent, beliefs, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; and (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K and in Southwest’s registration statement on Form S-4 filed with the SEC that includes a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereto.